
nSightify
EMPOWER YOUR TEAM



Our Mission:

nSightify is mobile employee engagement and performance management for First Responder (EMS/Fire)* organizations. We solve communication and engagement issues.

*Initial target market. Subset of healthcare



The Problem:

- PTSD - approximately 20%-30% of workers

- Disconnection = mental health/turnover

- Distributed teams of mobile workers

- Transactional work

- Absence of feedback

- No access to performance data

The Solution: nSights App

- Create alignment around company goals

- Real-time feedback and efficiency monitoring

- Enable teams/individuals to self-manage - Accountability

- Support a culture of teamwork and transparency

- Improve communications

- Gamification





Go To Market Plan:

- ***Target and isolate markets that become epicenters of growth***

- Leverage our connections in installed EMS network (12 plus years)





The Business Model:

- We sell to the agencies - B2B

- SaaS

- Cost is $15 per user per month/$180 annual

- On boarding one-time (2K-10K)

- Mobile application is key

Competition:

No consolidated solutions

No direct competition

Fragmentation

First mover advantage


Social Network
groups
twitter
Surveys
Google Forms
SurveyMonkey
Feedback/
Reviews
workday
15Five
AVESTA
VAIRKKO
nSightify
slack
Outlook
Business
Communications
FIRST
WATCH
Performance
Management



The Market (US) : Healthcare - Total

TAM = $3.2 B

18 million workers



EMS Initial target market

TAM = $180M

2 million workers





nSightify

Contact: John Dadey
CEO



701 Brazos Street
Suite 1616
Austin, TX 78701



john.dadey@nsightify.com